Exhibit 4(q)

English Summary

Equity Purchase Agreement

This Equity Purchase Agreement (the “Agreement”) made by and between:

Party A (the Assignor): Kunshan Ding Yao Real Estate Development Co., Ltd. (Chinese translation)
Address: No.168, Qianjinxi Road, Yushan Town, Kunshan City, Jiangsu Province
Authorized representative: Nengyao Zhang

And

Party B (the Assignee): ASE Assembly & Test (Shanghai) Limited
Address: 6th Floor, No. 669, Guoshoujing Road, Zhangjiang High-Tech Park, Shanghai
Legal representative: Hongben Zhang

WHEREAS

1.
Shanghai Dinghui Real Estate Development Co., Ltd. (hereinafter referred to as “Shanghai Dinghui”), business license registration number 310115000910537, is a company of limited liability (joint venture with foreign investors) established on 19 August 2005 and registered with Pudong New Area Branch of Shanghai Administration for Industry and Commerce in accordance with the laws of the People’s Republic of China with a registered address at 2nd Floor, No.351, Guoshoujing Road, Room 602A-04, Shanghai. Scope of businesses of Shanghai Dinghui covers real estate development and construction, real estate sales, real estate leasing (administrative licensing involved and the operation of such business subjects to license) within the land for Shanghai Dinghui’s projects.

2.
Party A is a company registered and validly existing in accordance with the laws of the People’s Republic of China. Party A holds 10% of the shares of Shanghai Dinghui. Party B is a company registered and validly existing in accordance with the laws of the People’s Republic of China. Party B holds 69.64% of the shares of Shanghai Dinghui.

3.	Party A desires to assign to Party B, and Party B is willing to accept 10% of the shares of Shanghai Dinghui pursuant to the terms and conditions of this Agreement.

THEREFORE after friendly negotiation, Party A and Party B agreed as follows with respect to the transfer of shares mentioned above in accordance with the Company Law of the People’s Republic of China and other relevant laws, regulations:

1.	Amount of Shares Transferred

1.1.	Party A shall transfer 10% of shares of Shanghai Dinghui (hereinafter referred to as “Target Shares”) owned by Party A to Party B.

1.2.
All the rights carried by the Target Shares shall be transferred to Party B along with Target Shares, including, but not limited to, the rights and interests (including undistributed profits) pursuant to the laws, regulations and the Articles of Association of Shanghai Dinghui Real Estate Development Co., Ltd..

1.3.	Upon the consummation of the transfer of the Target Shares, Party B shall hold a total of 79.64% of shares of Shanghui Dinghui, and Party A shall not hold the shares of Shanghui Dinghui.

2.	Price of the Target Shares and Terms of Payment

2.1.
Party A and Party B agree that the consideration of the Target Shares shall be determined in accordance with the evaluation of the market price of Shanghai Dinghui on 31 August 2011 as RMB 221,500,000.

2.2.
Party B shall pay the full price within five days after the execution of this Agreement. The payment shall be made to the bank account specified by Party A’s written notice. The penalty for delayed payments shall be calculated at 20% annual interest rate on a daily basis.

8.	Settlement of Disputes

8.1.	The conclusion, implementation, effectiveness and interpretation of this Agreement shall be governed by the laws of the People’s Republic of China.

Party A: Kunshan Ding Yao Real Estate Development Co., Ltd. (seal)

Legal representative or authorized representative (Signature):

Date of execution: 17 November 2011

Party B: ASE Assembly & Test (Shanghai) Limited (seal)

Legal representative or authorized representative (Signature):

Date of execution: 17 November 2011